Exhibit (d)(31)

Dell Inc. One Dell Way MS RR1-87 Round Rock, TX 78682 www.dell.com
August 1, 2010
3PAR Inc.
4209 Technology Drive
Fremont, CA 94538
Attention: Mr. David Scott, President & Chief Executive Officer
Subject: Exclusivity Agreement
Dear Ladies and Gentlemen:
     Dell Inc., a Delaware corporation (“Dell”), has commenced discussions with 3PAR Inc., a Delaware corporation (“Company”), regarding the possible acquisition of Company by Dell (the “Proposed Transaction”). Company recognizes that Dell’s continued evaluation, pursuit and negotiation of the Proposed Transaction would require the expenditure of significant additional time, effort and resources, both internal and external, by Dell. In consideration for, among other things, the willingness of Dell to, within a short period of time, devote such time, effort and resources in connection with the pursuit of the Proposed Transaction, the parties, intending to be legally bound, hereby agree as follows (this “Agreement”):
1. (a) During the period commencing on the date of this Agreement and ending on the earliest to occur of (1) 11:59 p.m., Central time on August 15, 2010, (2) the time Company receives written notice from Dell that it is terminating negotiations of the Proposed Transaction, (3) the time Company receives notice (orally or in writing) that Dell is no longer willing to continue negotiations regarding a Proposed Transaction in which the price paid per share of Company common stock would be at least $18 in cash, or (4) the date of execution of a definitive written agreement with respect to the Proposed Transaction or any other transaction between Dell and Company (the “Exclusivity Period”). Dell shall have the exclusive right to negotiate with Company regarding the Proposed Transaction, and Company shall not, and shall cause its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, the “Representatives”) not to, directly or indirectly:
(i)	Initiate, solicit, encourage or knowingly facilitate or induce the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any Alternative Transaction Proposal (as defined below);

(ii)	engage or participate in any discussions or negotiations regarding, or provide or cause to be provided any non-public information or data relating to Company or any of its subsidiaries in furtherance of, or have any discussions with any person relating to, an actual or proposed Alternative Transaction Proposal; or

(iii)	enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar statement of intention or agreement relating to any Alternative Transaction Proposal.

3 PAR, Inc.
August 1, 2010

          (b) Immediately after the execution and delivery of this Agreement, Company and its subsidiaries will, and will instruct their respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties conducted heretofore by Company, its subsidiaries or any of their respective Representatives with respect to any possible Alternative Transaction Proposal. Company agrees that it shall take all necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Agreement.
2. As used in this Agreement “Alternative Transaction Proposal” means any proposal or offer (whether or not in writing) from any person or “group” of persons (within the meaning of Section 13(d) of the Securities Exchange ct of 1934), other than Dell, regarding any of the following: (a) the acquisition by a third party of beneficial ownership (as defined in Rule 13d-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) of (or an interest that currently or with the passage of time or other event is convertible into or exchangeable or exercisable for) more than thirty percent (30%) of the total outstanding voting securities of Company, whether from Company or pursuant to a tender offer or exchange offer or otherwise, in any one transaction or series of related transactions, (b) a merger, consolidation, business combination, reorganization, share exchange, recapitalization or similar transaction or series of related transactions involving Company pursuant to which the holders of Company common stock, as a group, immediately prior to the consummation of such transaction would hold less than 70% of the shares of Company common stock outstanding immediately after the consummation of such transaction, (c) a liquidation or dissolution of Company or any of its subsidiaries, or (d) any sale, lease, exchange, transfer, license or other disposition of assets (including, without limitation, the sale, lease, exchange or other disposition of the equity interests of one or more of Company’s subsidiaries) that would result in the acquisition by a third party of more than thirty percent (30%) of the total consolidated assets of Company and its subsidiaries, taken as a whole (measured by the fair market value thereof), or to which more than thirty percent (30%) of the consolidated revenues and earnings of Company and its subsidiaries, taken as a whole, are attributable, in any one transaction or in a series of transactions.
3. Unless and until a mutually acceptable definitive written agreement between Dell and Company with respect to the Proposed Transaction has been executed and delivered, neither will be under any legal obligation to continue discussions or negotiations about, to enter into definitive written agreements for, or to consummate the Proposed Transaction or any other transaction by virtue of this Agreement or any other written or oral expression with respect thereto. Neither party shall have any obligation to authorize the Proposed Transaction or any other transaction with the other party. If either party decides that it does not wish to proceed with discussions relating to the Proposed Transaction with the other party, the party so deciding agrees to promptly inform the other party of that decision. This Agreement is delivered in reliance upon, and shall be held confidential in accordance with, the provisions of that certain Confidentiality Agreement between Dell and Company dated July 17, 2010 (the “Confidentiality Agreement”).
4. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

3 PAR, Inc.
August 1, 2010

5. This Agreement may be amended, modified or supplemented only pursuant to a written instrument signed by the parties hereto, it is understood and agreed that no failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
6. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each party (a) irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth at the end of this Agreement shall be effective service of process for any action, suit or proceeding brought against such party; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Delaware; (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum, and (e) agrees that monetary damages would not be a sufficient remedy for any breach of this Agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach, and that such remedy shall not be deemed to be the exclusive remedy for a breach by either party of this Agreement but shall be in addition to all other remedies available at law or in equity.
7. This Agreement may be executed and delivered (including, without limitation, by facsimile transmission or PDF) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature Page Follows]

3 PAR, Inc.
August 1, 2010

     If you are in agreement with the terms of this Agreement and desire to proceed on that basis, please sign this Agreement in the space provided below and return an executed copy to Dell, upon which this Agreement will be a binding agreement between us.

DELL INC.
By:	/s/ Christopher Kleiman
	Name:	Christopher Kleiman
	Title:	Vice President Corporate Development

ACCEPTED AND AGREED as of the date first written above: 3PAR INC.
By:	/s/Alastair A. Short
	Name:	Alastair S. Short
	Title:	Vice President and General Counsel